Exhibit 99.2














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                    ECTEL REPORTS FIRST QUARTER 2003 RESULTS


Petah Tikva, Israel - April 30, 2003 - ECtel Ltd. (NASDAQ: ECTX), a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen networks, today reported unaudited financial results for the first quarter ended March 31, 2003.

Revenues for the first quarter ended March 31, 2003 were $15.2 million, compared to $23.1 million in the first quarter of 2002.

Gross profit for the first quarter of 2003 was $8.0 million compared with $13.7 million for the same period in 2002, after giving effect to reclassification of stock-based compensation in 2002. Previously, stock-based compensation was summarized as one line in the Company's consolidated statement of income. It is now divided between cost of sales and other operating expenses.

Net loss for the first quarter of 2003 was $(3.8) million, or $(0.21) per fully diluted share. This compares to net income of $4.1 million, or $0.22 per fully diluted share, for the corresponding quarter of 2002.

Commenting on the results, Aharon Shech, President and CEO of ECtel said, "During the first quarter, sales of both our telecom and government surveillance solutions fell short of our expectations. In particular, revenues from Asia and revenues from the government sector were significantly lower than they were in the fourth quarter of 2002. We believe that the end-of-quarter uncertainty surrounding geopolitical events contributed additional hesitancy regarding large technology investments. As a result, towards the end of the quarter a number of significant orders in both sectors did not close.

"These experiences have made us increasingly cautious regarding the prediction of the timing of anticipated sales. As such, we are taking measures to lower our operating expenses and cost structure."

Mr. Shech continued, "At the same time, several achievements indicate the long-term prospects of the Company. During the quarter, we closed our first U.S. FraudView(TM) deal, a few million dollar contract with a major US telecommunication service provider. In addition, earlier this week we announced a frame agreement with another major U.S.-based carrier regarding the sale of our X-ellence(TM) family solutions to its affiliated international mobile operators. We believe that these contract wins indicate continued market awareness of the benefits incorporated in our solutions, and an appreciation for the price-performance of our technologies."

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results on Wednesday, April 30, 2003 at 10:00 am ET; 9:00 am CT; 7:00 am PT; and 5:00



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pm Israel time. To participate, please call the conference center approximately
10 minutes prior to conference time. We invite you to dial:



 In the United States:           (888) 428-4479
 In Israel:                      1-800-286-285 or 03-925-5910
 In the United Kingdom:          0-800-169-8104
 In Germany:                     0-800-181-4332
 All Other International
 Callers:                        +1-612-288-0318


A digitalized replay of the teleconference will be available from 1:30 pm EDT April 30, 2003 through midnight pm EDT May 7, 2003. Please dial:



 In the United States:    (800) 475-6701      Access Code: 681644
 In Israel:               03-925-5936         Access Code: None
 All Other
 International Callers:   +1-(320) 365-3844   Access Code: 681644


                                   - - end - -

Notes:

ECtel Ltd.
----------
ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, slow down in expenditures by telecom operators, the unpredictability of the telecom market, commercialization and technological difficulties, risks related to our operations in Israel, risks relating to the SARS epidemic, which may, amongst others, disrupt



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our sales and marketing activities and other risks detailed in the Company's filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###


Contacts:
ECtel Ltd.                      ECtel Ltd.
----------                      ----------
Avi Goldstein                   Chris Denis
Senior Vice President and CFO   Investor Relations Coordinator
Tel: +1-301-354-1113            Tel:  954-351-4492
Fax: +1-301-428-0505            Fax: 954-351-4306
Email: avig@ectel.com           Email: chrisd@ectel.com


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                              ECtel Ltd.
                   Consolidated Statements of Income
            $ in thousands except share and per share data

                                                  Three months ended
                                                       March 31,
                                                    2002        2003
                                                       Unaudited
                                                       ---------

Revenues                                           23,096      15,207

Cost of revenues                           (*)     9,374        7,242

Gross profit                               (*)     13,722       7,965

Research and development costs, net        (*)     3,345        3,395
Selling and marketing expenses             (*)     4,319        4,375
General and administrative expenses        (*)     2,083        4,124

Operating income (loss)                            3,975       (3,929)

Financial income (expenses), net                    (35)         62
Other income, net                                    -           10

Income (loss) before tax benefit                   3,940       (3,857)

Tax benefit                                        (195)        (13)

Net income (loss)                                  4,135       (3,844)

Basic earnings (loss) per share                     0.23       (0.21)

Number of shares outstanding used to             17,713,316   17,930,604
compute basic earnings (loss) per share

Diluted earnings (loss) per share                   0.22       (0.21)

Weighted average number of shares                18,780,520   18,344,567
outstanding used to compute diluted
earnings (loss) per share

(*) Stock-based compensation for 2002 period has been reclassified. Instead of being summarized in one line item, it was divided between cost of revenues and operating expenses as follows:

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                                                 Three months ended
                                                     March 31,
                                                 2002         2003
                                                     Unaudited

Cost of revenues                                    5          -
Research and development costs, net                18          -
Selling and marketing expenses                     14          -
General and administrative expenses                136         -
                                                   173         -




The following table summarizes the reconciliation of Net Income under US GAAP to Net Income excluding charges associated with Stock-based compensation:



Net Income (loss) under US GAAP                   4,135     (3,844)
Stock-based compensation                           173         -
Less: tax effect                                   (9)         -
Pro-forma net income (loss)                       4,299     (3,844)

Pro-forma basic earnings (loss) per share         0.24       (0.21)

Pro-forma diluted earnings (loss) per share       0.23       (0.21)

Note: Neither adjusted net income nor adjusted earnings per share (basic or diluted) is a measurement of financial performance under generally accepted accounting principles.


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                              ECtel Ltd.
                     Consolidated Balance Sheets
                            $ in thousands

                                               December 31,       March 31,
                                                   2002             2003

                                                 Audited          Unaudited
Assets
Current assets:

Cash and cash equivalents (including              52,786           42,386
marketable bonds)
Receivables:
Trade                                             47,959           44,376
Other                                              4,511            5,304
Related Parties                          (*)       1,234            1,230
Recoverable costs and estimated
earnings,
   not yet billed                                 10,899           11,939
Inventories                                        5,776            7,124

Total current assets                             123,165          112,359

Long term marketable bonds                             -            5,367

Long-term receivables, net of current              5,601            4,819
maturities

Property, plant and equipment
Cost                                              10,934           11,133
Less - accumulated depreciation                    5,558            5,851

                                                   5,376            5,282

Goodwill                                          16,348           16,348

Other assets                                       1,378            2,305


Total Assets                                     151,868          146,480

(*)  Reclassified


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                              ECtel Ltd.
                     Consolidated Balance Sheets
                            $ in thousands

                                               December 31,    March 31,

                                                  2002           2003
                                                 Audited       Unaudited
                                                 -------       ---------


Liabilities and shareholders' equity

Current liabilities:
Trade payables                                    7,097          8,394
Related Parties                          (*)      1,518          2,005
Other payables and accrued liabilities           25,950         22,529

Total current liabilities                        34,565         32,928

Long-term liability:
        Liability for employee severance
        benefits, net                               774            825


Total liabilities                                35,339         33,753


Shareholders' equity :
Share capital                                       211            211
Capital surplus                                  72,291         72,333
Retained earnings                                44,027         40,183

                                                116,529        112,727


Total Liabilities and shareholders'             151,868        146,480
equity


(*) Reclassified